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                                                                    EXHIBIT 20.2


                                August 30, 1995



Dear Shareholder:

     Your Board of Directors has voted to redeem the outstanding rights issued under the Shareholder's Rights Plan adopted in 1989, and has adopted a new shareholders' rights plan. You will be receiving a check for the redemption of your existing rights at $0.01 per right (or for each share of Quest Medical, Inc. Common Stock) you beneficially owned at September 12, 1996 (the "Record Date"). The payment of the redemption price will occur on September 27, 1997. In addition, the Board has approved a dividend distribution of one new Common Stock purchase right (a "Right") for each share of Quest Medical Common Stock outstanding as of the Record Date. Under the new plan, each shareholder of record as of that date will receive one Right for each share of Common Stock held. Initially, the Rights will not be exercisable and will automatically trade with the Common Stock. Therefore, separate Rights certificates will not be sent to you at this time.

     Upon becoming exercisable, each Right entitles the holder to purchase one share of Quest Medical Common Stock for $30.00. The plan and the Rights are described in more detail in the attached Summary of Rights to Purchase Shares of Quest Medical, Inc. Common Stock.

     Your Board of Directors is taking these actions to replace the old plan (which was already scheduled to expire in 1999) to implement a number of innovations that have developed over the last several years to ensure that the plan will have its intended effect of enhancing shareholder value. Under the old plan, the rights gave shareholders the ability to purchase only one-half of a share of the Company's Common Stock, and thus provided less protection from a coercive takeover effort. Other aspects of the old plan were, in the Board's judgment, outmoded or outdated. Your Board of Directors has designed the new Plan to require that any potential acquirer seeking to obtain control of Quest Medical treat all Quest Medical shareholders fairly and equally and to deter the use of coercive takeover tactics.

     The Board has been considering adopting a new plan for several weeks.
Just recently, a Quest Medical shareholder urged the Board to put the company up for sale or seek a merger partner. The Board has since stated publicly that the Company is not for sale. In the event of an unsolicited offer, however, the Board believes that the new Plan will enable it to take the necessary time to evaluate the proposal and to make sure that shareholder value is enhanced. The Board is not aware of any actual effort to acquire control of Quest Medical and the new Plan is not being adopted in response to the shareholder's recommendation or any other specific event. We believe that the current market and economic environment make the redemption of the existing rights and the adoption of the new Plan prudent steps to take at this time.

     The new Plan and the Rights will not in any way affect Quest Medical's financial strength or interfere with its ongoing business plans. The dividend of the new Rights are not currently taxable to Quest Medical or its shareholders. The distribution will not dilute your holdings or Quest Medical's reported earnings per share in any manner, nor will it change the way Quest Medical's Common Stock is traded.



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     The Board of Directors firmly believes the shareholders' rights plan is in the best interest of Quest Medical and its shareholders. If you have any questions, we invite you to call Mr. F. Robert Merrill III at (214) 390-9800 ext. 204.


                                        Sincerely,


                                        /s/  Richard A. Gilleland

                                        Richard A. Gilleland
                                        Chairman of the Board

RAG/grs
Attachment



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                                                                       Exhibit B
                                                             to Rights Agreement

                        SUMMARY OF RIGHTS TO PURCHASE
                 SHARES OF QUEST MEDICAL, INC. COMMON STOCK


     On August 26, 1996, the Board of Directors of Quest Medical, Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $0.05 par value (the "Common Shares"), of the Company. The dividend was made to the shareholders of record at the close of business on September 12, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock, par value $0.05 per share (the "Common Shares"), of the Company, at a price of $30.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 30, 1996 (the "Rights Agreement") between the Company and KeyCorp Shareholder Services, Inc. as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) ten Business Days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) ten Business Days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached to the certificate.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding even without such notation or a copy of this Summary of Rights being attached to such Certificate, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 12, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price or securities convertible into Common Shares with a conversion price less than the then current market price of the Common Shares; or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).

     In the event that any person or entity becomes an Acquiring Person (the beneficial owner of 15% or more of the Common Shares), provision will be made so that each holder of a Right, other than Rights


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beneficially owned by the Acquiring Person (which will then be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the applicable exercise price of the Right.

     The Rights Agreement excludes from the definition of Acquiring Person, Persons who certify to the Company that they inadvertently acquired in excess of 14.9% of the outstanding Common Shares and thereafter divest such excess Common Shares or who acquire 15% or more of the Common Shares in a Permitted Transaction. A "Permitted Transaction" is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 15% or more of the Common Shares and which has been approved by the Board of Directors (including a majority of the Directors not in association with an Acquiring Person) prior to the execution of the agreement or the public announcement of the offer.

     In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and, in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     After a person becomes an Acquiring Person, the Company's Board of Directors may exchange the Rights, other than those Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment. However, the Board of Directors cannot conduct an exchange at any time after any Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding Common Stock.

     At any time prior to any Person becoming an Acquiring Person, a Requisite Majority may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the date any Person becomes an Acquiring Person, no such amendment may adversely affect the economic interests of the holders of the Rights.

     Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote, or to receive dividends.